Exhibit 21.1

SUBSIDIARIES

Company	Jurisdiction	% Owned
1. Muriel Siebert & Co., Inc.	Delaware	100%
2. Siebert AdvisorNXT, Inc.	New York	100%
3. Park Wilshire Companies, Inc.	Texas	100%
4. Siebert Technologies, LLC	Nevada	100%
5. Weeden Prime Services, LLC	Delaware	100%